24-10277

Received SEC
SEP 15 2010
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 1
to
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Manual

Richland Resources Corporation
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)


10013438

1513 Houston St., Sulphur Springs, TX, 75482
903-439-6414
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

The Corporation Trust Co.
1209 Orange St., Wilmington, DE, 19081
302-658-7581
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1311	27-2892875
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.51 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II, and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:
(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.
(2) Any engineering, management or similar report referenced in the offering circular.
(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) Directors of the Issuer:

Kenneth Goggans
1513 Houston St.
Sulphur Springs, TX 75482

(b) Officers of the Issuer:

Kenneth Goggans
1513 Houston St.
Sulphur Springs, TX 75482

Shannon Cornelison-Brown
1513 Houston St.
Sulphur Springs, TX 75482

Craig S. Royal
777 Main St.
Suite 3460
Ft. Worth, TX 76102

Brent Johnson
777 Main St.
Suite 3460
Ft. Worth, TX 76102

Gary W. McBride
1513 Houston St.
Sulphur Springs, TX 75482

Roy L. Yates
777 Main St.
Suite 3460
Ft. Worth, TX 76102

Hubert C. Vaughn
1513 Houston St.
Sulphur Springs, TX 75482

Robert B. Daws
777 Main St.
Suite 3460
Ft. Worth, TX 76102

(c) General Partners of the Issuer: n/a

(d) Record owners of 5 percent or more of any class of the Issuer's equity securities:

Kenneth Goggans(1)
1513 Houston St.
Sulphur Springs, TX 75482

MKM Management, LLC(2)
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

McKenzie Investments, Ltd.(2)
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

Danny R. Goggans(3)
269 County Road 1104
Sulphur Springs, TX 75482

M. Ryan McKenzie(4)
457 Turtle Creek Dr.
Sulphur Springs, TX 75482

---

(1) Mr. Goggans is the record owner of more than 5% of the outstanding shares of both Class A Common Stock and Class B Common Stock of the Issuer.
(2) Each of MKM Management, LLC and McKenzie Investments, Ltd. are record owners of 5% or more of the Class B Common Stock of the Issuer. Both of these entities are 100% owned by Michael K. McKenzie, who is the father of M. Ryan McKenzie
(3) Mr. Goggans, who is the father of Kenneth Goggans, is the record owner of more than 5% of the outstanding shares of Class B Common Stock of the Issuer.
(4) Mr. McKenzie, who is the son of Michael K. McKenzie, is the record owner of more than 5% of the outstanding shares of Class B Common Stock of the Issuer.

(e) Beneficial owners of 5 percent or more of any class of the Issuer's equity securities:

Kenneth Goggans(1)
1513 Houston St.
Sulphur Springs, TX 75482

MKM Management, LLC(2)
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

McKenzie Investments, Ltd.(2)
130 N. Hillcrest Dr.
Sulphur Springs, TX 75482

Danny R. Goggans(3)
269 County Road 1104
Sulphur Springs, TX 75482

M. Ryan McKenzie(4)
457 Turtle Creek Dr.
Sulphur Springs, TX 75482

---

(1) Mr. Goggans beneficially owns more than 5% of the outstanding shares of both Class A Common Stock and Class B Common Stock of the Issuer.
(2) Each of MKM Management, LLC and McKenzie Investments, Ltd. beneficially owns 5% or more of the Class B Common Stock of the Issuer. Both of these entities are 100% owned by Michael K. McKenzie, who is the father of M. Ryan McKenzie.
(3) Mr. Goggans, who is the father of Kenneth Goggans, is the record owner of more than 5% of the outstanding shares of Class B Common Stock of the Issuer.

(4) Mr. McKenzie, who is the son of Michael K. McKenzie, is the record owner of more than 5% of the outstanding shares of Class B Common Stock of the Issuer.

(f) Promoters of the Issuer:

Kenneth Goggans
1513 Houston St.
Sulphur Springs, TX 75482

(g) Affiliates of the Issuer:

Kenneth Goggans (1)
1513 Houston St.
Sulphur Springs, TX 75482

Manek Energy, Inc. (1)
141 County Road 1104
Sulphur Springs, TX 75482

Manek Equipment, Inc. (1)
141 County Road 1104
Sulphur Springs, TX 75482

Manek Exploration, Inc. (1)
141 County Road 1104
Sulphur Springs, TX 75482

---

(1) Due to his ownership of all of the outstanding shares of Class A Common Stock of the Company, Mr. Goggans is able to control all matters submitted to stockholders of the Issuer for approval. Mr. Goggans also owns all of the outstanding capital stock of Manek Energy, Inc., Manek Equipment, Inc., and Manek Exploration, Inc. and therefore these companies are affiliates with the Issuer due to being under common control.

(h) Counsel to the Issuer with respect to the proposed offering:

Henry Exall, IV, Esq.
Shackelford, Melton & McKinley, LLP
3333 Lee Parkway, Tenth Floor
Dallas, Texas 75219

(i) Each underwriter with respect to the proposed offering: n/a

(j) The underwriter's directors: n/a

(k) The underwriter's officers: n/a

(l) The underwriter's general partners: n/a

(m) Counsel to the underwriter: n/a

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262, so this question is not applicable to the Issuer.

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Currently, the Issuer does not intend for the securities to be offered by underwriters, dealers or salespersons.

(b) Currently, the Issuer intends to offer the securities only in the state of Texas. The securities will be offered to accredited investors through the efforts of the Issuer's officers and directors on a best efforts basis.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Within one year prior to the filing of this Form 1-A, the Issuer sold shares of its restricted capital stock in the amounts and for the consideration indicated to the persons below. No other sales of securities were made by the Issuer, or any predecessors, or affiliated issuers within one year prior to filing this Form 1-A.

On June 16, 2010, in connection with its formation, the Issuer sold 100 shares of its stock to Kenneth Goggans, the Issuer's founder, sole Director and Chief Executive Officer, in exchange for $1.00 and his services in forming and organizing the Issuer.

On August 5, 2010, the Issuer sold 70,000,000 shares of its Class A Common Stock and 10,000,000 shares of its Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of the Issuer's existing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support the Issuer's operations until the Issuer reaches cash flow positive status, subject to a cap of $500,000. Based on Mr. Goggans' cost basis in the asset, the Issuer values the property contributed by Mr. Goggans in connection with this sale at $399,028.

On August, 5, 2010, the Issuer sold 10,000,000 shares of its Class A Common Stock to Manek Energy, Inc., a company wholly owned by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by the Issuer to Manek Energy in connection with operational services delivered to the Issuer from the date of its incorporation through August 5, 2010.

(b) No unregistered securities of the Issuer or any of its predecessors or affiliated issuers were sold within one year prior to filing this Form 1-A by or for any person who, at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) The offers and sales made by the Issuer, as disclosed in paragraph (a) of this Item 5, were made pursuant to an exemption available under Section 4(2) of the Securities Act of 1933. Richland believes that Section 4(2) of the Securities Act of 1933 was available for the transactions because the offers and sales were made without any advertisement or public solicitation to a small number of investors each of which are accredited within the meaning of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

Richland currently anticipates offering additional shares of Class B Common Stock after the completion of this offering pursuant to a registration statement to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933. The amount, price and other terms of such offering have not been determined.

ITEM 7. Marketing Arrangements

(a) Neither the Issuer nor, to the best of the Issuer's knowledge, any person named in response to Item 1 above knows of any arrangement for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) The Issuer does not intend for the securities to be offered by underwriters so this question is not applicable to the Issuer.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The Company did not use a publication authorized by Rule 254 prior to filing this notification.

PART II – OFFERING CIRCULAR

[The Offering Circular begins on the following page.]

PRELIMINARY OFFERING CIRCULAR, dated September 13 2010


RICHLAND
RESOURCES
TM

Richland Resources Corporation

(Exact name of Company as set forth in Charter)

Type of Securities Offered: Class B Common Stock
Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 0
Price per security: $1.00
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $0
(See Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [x] No
If yes, what percent is commission of price to public?	Not Applicable
Is there other compensation to selling agent(s)?	[ ] Yes [x] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[x] Yes [ ] No (See Question No. 25)
Is transfer of the securities restricted?	[x] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company

- [ ] Has never conducted operations.
- [x] Is in the development stage.
- [ ] Is currently conducting operations.
- [ ] Has shown a profit in the last fiscal year.
- [ ] Other (Specify):

This offering has not been registered for offer and sale in any states.

The date of this Offering Circular is __, 2010.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 42 pages.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements based on our current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies, and prospects.

You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this Offering Circular. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.

THE COMPANY

1. Exact corporate name: Richland Resources Corporation

   State and date of incorporation: Delaware, June 16, 2010

   Street Address of principal office: 1513 Houston St., Sulphur Springs, TX 75482

   Company Telephone Number: (903) 439-6414

   Fiscal year: December 31st

   Person(s) to contact at Company with respect to offering: Kenneth Goggans, Chief Executive Officer

   Telephone Number (if different from above): Not Applicable

RISK FACTORS

2. List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Our lack of operating history makes it difficult for you to evaluate our Company's performance and make predictions about our future.

Our Company was recently established and has no operating history upon which you can evaluate our performance. Before investing in our Company you should consider the risks and difficulties we may encounter as an early-stage company in a competitive market. These risks include our ability to raise adequate equity and debt financing, implement our business model, anticipate and adapt to rapid changes in the industry, and to implement new technologies to enhance production. Our current and prospective management team consists of a mixture of members drawn from two separate companies and our teams have not worked together as a whole in the past. Further, while the prospective members of our management team have accepted offers of employment with us, not all have started and we cannot assure you that those who have not started will do so. If we fail to successfully manage these risks, our business will suffer. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

(2) Cash raised from this offering will be insufficient to fund our needs.

The business of exploring for, developing, and acquiring oil and gas production is capital intensive. We currently anticipate that the net proceeds from this offering will be insufficient for our capital expenditure requirements. As a result, we anticipate the need to raise additional funds through additional public or private offerings of debt or equity securities in order to:

- Take advantage of lease opportunities, including acquisitions of production or businesses;
- Develop new wells;
- Respond to market needs; and
- Compete for additional staffing both managerial and skilled labor.

The additional financing that we will need in the future for such purposes may not be available on terms favorable to us, if at all. In particular, lending markets have been severely constrained in recent months and may remain challenging for the foreseeable future. As a result, we cannot assure you that we will be successful in obtaining acceptable bank financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of opportunities, acquire leases or services, or otherwise respond to unanticipated competitive pressures. In that case, our business, operating results, and financial condition could be materially impacted.

Additionally, our founder and majority stockholder prior to this offering, Kenneth Goggans, has agreed to financially support our operations to the extent necessary through the time we acquire production that covers our expenses, subject to a cap of $500,000. If we are unable to acquire sufficient production to cover our expenses prior to reaching this cap, or if Mr. Goggans defaults on this obligation, we would be required to fund our operations from the proceeds of this offering or through funding obtained by other means. We have not established a minimum amount of funds that must be raised prior to our using the proceeds from any subscriptions that are submitted, and we cannot assure you that any funds raised in this offering will be sufficient to support our operations. If we were unable to support our operations through the proceeds of this offering, we would be required to obtain financing through other means and if such financing were not to be available on acceptable terms, we would be required to scale down or cease operations.

(3) The loss of our Chief Executive Officer and sole Director could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Kenneth Goggans, our Chief Executive Officer and sole Director. The loss of his services would adversely affect our business. We currently do not carry key man life insurance on Mr. Goggans, although we intend to obtain such a policy in the future. While Mr. Goggans owns a majority of our capital stock, he is not party to any employment or non-compete agreement with us.

(4) Operational risks in our business are numerous and could materially impact our business.

Our operations will involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed, or canceled as a result of numerous factors, including:

- The presence of unanticipated pressure or irregularities in formations;
- Accidents;
- Title problems;
- Weather conditions;
- Compliance with governmental requirements;
- Shortages or delays in the delivery of equipment;
- Injury or loss of life;
- Severe damage to or destruction of property, natural resources and equipment;
- Pollution or other environmental damage;
- Clean-up responsibilities;
- Regulatory investigation and penalties; and
- Other losses resulting in suspension of our operations.

In developing new wells and leases, we may fail to develop commercially viable wells in a timely or cost effective manner or we may experience difficulties that could delay or prevent the successful production and development of these wells. Any such failures could materially adversely affect, or cause us to cease, our operations.

(5) A substantial decrease in oil and natural gas prices would have a material adverse impact on our business.

Historically, the markets for oil and natural gas have been volatile and the markets are likely to remain volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital, and ability to grow. Our revenues, operating results, profitability and future rate of growth will be largely dependent on the prices of the oil and natural gas that we sell. In addition, our capital intensive business model calls for a relatively high leverage ratio and our viability could be challenged if prices were to decline to a level at which we were unable to support our debt service obligations at that time. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Fluctuations in oil and natural gas prices may result from relatively minor changes in supply and demand for oil and natural gas as a result of factors beyond our control, including, but not limited to:

- Worldwide and domestic supplies of oil and natural gas;
- The level of consumer and business demand;
- The price and availability of alternative fuels;
- Weather conditions;
- The price and level of foreign imports;
- Political instability or armed conflict in oil and natural gas producing regions;
- Domestic and foreign governmental regulations and taxes;
- The ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
- The availability of pipeline capacity; and
- The overall economic environment.

We intend to enter into hedging transactions to partially offset the risks associated with price declines, but we have no experience in hedging our production and we cannot assure you that we will be able to structure any such hedging arrangements successfully.

(6) The offering price per share was set arbitrarily.

The offering price per share has been determined by us at our discretion and should not be regarded as an indication of the value of or any future market price of the Class B Common Stock. There is no direct relationship between the price per share and the contemplated earnings, book value or other objective standards for valuing the worth of the Company. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we are willing to sell. (See "Offering Price Factors")

(7) Investors in this offering will suffer immediate and substantial dilution in the net tangible book value of their shares.

The offering price is substantially higher than what our Chief Executive Officer and his affiliates have paid for their shares and higher than the pro forma net tangible book value per outstanding share. (See response to Question No.7)

(8) Competition in the oil and natural gas industry is intense.

We will compete with major integrated oil and natural gas companies and independent oil and natural gas companies in all areas of operation. In particular, we will compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Many of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment.

(9) Nearly all of our shares are beneficially owned by Kenneth Goggans.

Kenneth Goggans and his affiliates beneficially own, and will continue to own after this offering, 100% of our outstanding Class A Common Stock and a significant percentage of our Class B Common Stock. Each share of our Class A Common Stock is entitled to ten votes on any matter submitted for stockholders' approval and is convertible into shares of Class B Common Stock at the holder's election on a one for one basis. Based on these superior voting rights, even of all shares being offered are sold, Mr. Goggans and his affiliates will beneficially hold 98.7% of the voting power of all outstanding shares of the Company combined, and, accordingly, Mr. Goggans will be able to control all decisions requiring stockholder approval, including election of our board of directors and approval of any proposed mergers or other business combinations. (See "Principal Stockholders")

(10) Governmental regulations could adversely affect our business.

Our business is subject to certain federal, state, and local laws and regulations on taxation, the exploration for and development, production, and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations increase the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we expect to develop production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues. We have not obtained drilling or operating permits in any jurisdictions to date. (See response to Question No. 3(i))

Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

(11) Environmental liabilities could have a material impact on our business.

In the event of a release of oil, natural gas or other pollutants from our operations into the environment, we could incur liability for any and all consequences of such release, including personal injuries, property damage, cleanup costs and governmental fines. These materials could potentially be discharged into the environment in several ways, including:

- From a well or drilling equipment at a drilling site;
- Leakage from gathering systems, pipelines, transportation facilities and storage tanks; and
- Damage to oil and natural gas wells resulting from accidents during normal operations.

In addition, because we currently have and may acquire additional interests in properties that are or have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by the former operators. To the extent that we incur any environmental liabilities, it could have a material impact on the results of our operations and/or our financial condition. (See response to Question No. 3(i))

(12) Our business depends on oil and natural gas transportation facilities, none of which are owned by us.

The marketability of our oil and natural gas production will depend in large part on the availability, proximity, and capacity of pipeline, and in some cases, trucking systems, owned by third parties. The unavailability or lack of available capacity of these systems and facilities could result in the shut-in of any producing wells we acquire or the delay or discontinuance of drilling plans for properties we acquire. Although we anticipate developing contractual control over the transportation of our product, material changes in these or any such business relationships could materially affect our operations. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather, and transport oil and natural gas.

(13) Estimates of the present value of proved oil and natural gas reserves are not precise.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering, and geological interpretation. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows, and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Our estimates regarding our sole existing property were developed by the operator of the property, rather than by an independent engineering firm, and we cannot assure you that these estimates are reliable.

(14) We have broad discretion as to the use of the offering proceeds, and the investment of these proceeds may not yield a favorable return.

We currently intend to use the proceeds of the offering to acquire existing production in the Permian Basin. However, our management has broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. (See "Use of Proceeds")

(15) A trading market for the shares does not and may not ever exist.

There is no current trading market for our shares and we cannot assure you that a trading market will develop after the close of this offering that would enable purchasers of the shares to resell them. Investors in the offering will be subject to certain resale restrictions including making representations that they intend to hold the shares for at least 12 months, entering an agreement not to resell unless the shares are registered under applicable securities laws or are exempt from such registration and placing legends on the certificates representing the shares noting the existence of transfer restrictions. Investors should be able to satisfy their financial needs without the use of money used to purchase shares in this offering.

(16) We have the right to, and expect to, issue additional shares of common stock and/or preferred stock without stockholder approval.

We have authorized capital of 100,000,000 shares of Class A Common Stock, 400,000,000 shares of Class B Common Stock, and 100,000,000 shares of Preferred Stock. The rights and restrictions associated with the Preferred Stock may be determined by our Board of Directors at the time of issuance without obtaining prior stockholder approval. If we are successful in selling the maximum number of shares being offered, 80,000,100 Class A Common shares and 15,000,000 shares of Class B Common shares will be issued and outstanding. Except for 80,000,100 shares of Class B Common Stock, which have been reserved for issuance upon the conversion of the outstanding Class A Common shares, our Board of Directors has authority, without action or vote of our stockholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of our stockholders and may dilute the book value of the Class A Common shares and Class B Common shares outstanding.

(17) This offering is conducted on a self underwritten, "best efforts" basis, which raises certain risks.

The securities are being offered on a "best efforts" basis by our officers, for which they will receive no additional compensation other than their salaries as officers of the Company. Our officers have had no experience in selling our Class B Common Stock or any other securities, so they may not be able to raise the maximum funds sought in this offering. Because we have not established a minimum amount of funds that must be raised, we will be able to use the proceeds of any subscription we receive immediately upon acceptance of the subscription by us. If we raise significantly less than the $5,000,000 maximum offering price, we may not have sufficient capital to fulfill our business plan and the shares you

purchase may be less valuable to the extent that they represent ownership in a business without sufficient capital to realize its objectives.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Richland Resources Corporation is an independent oil and gas exploration and production company focused on building a balanced and diversified portfolio of oil and gas reserves and production revenue through the acquisition of properties with solid, long-term existing production and enhancement potential and the development of diversified, multi-well developmental and defined-risk exploratory drilling opportunities. Our primary near term goal is to selectively acquire producing oil and gas properties and leverage the experience and expertise of our management team to redevelop the properties, resulting in increased production and lower operating costs. We believe that making strategic acquisitions of proven fields with a long standing history of production and utilizing proven technologies to increase overall field output mitigates some of the risks associated with oil and gas exploration and production. Longer term, we intend to supplement these lower risk activities, when appropriate, by acquiring exploratory drilling opportunities to the extent that we locate properties that we believe have highly desirable risk-return characteristics.

Our Company was founded in June 2010 to capitalize on the talents and experience of a group of seasoned oil and gas industry executives drawn from the management teams of Manek Energy, Inc. and Encore Acquisition Company. Prior to the divestiture of certain assets to Weatherford International, Ltd. in February 2010, Manek Energy held approximately 65% of the market share for performing well completions in the Marcellus Shale of the Appalachian region. Prior to being purchased by Denbury Resources, Inc. in 2009, Encore Acquisition Company was a leading oil exploration and production company with extensive operations in the Permian Basin of West Texas and the Bakken Shale of North Dakota and Montana. We believe that the combined oil and gas experience of our executives positions us well to execute our business strategy of building a balanced portfolio of oil and gas producing properties.

We intend to focus our initial efforts on establishing a core base of conventional oil producing assets in the Permian Basin area, and we intend to use the proceeds of this offering, supplemented by appropriate debt and/or additional equity financing, if available, primarily for this purpose. In addition, soon after the completion of this offering, we plan to raise additional equity capital for use in further building a core base of conventional oil producing assets in the Permian Basin and for subsequent expansion into the unconventional oil plays in the Bakken Shale and the unconventional natural gas plays in the Marcellus Shale, areas where we expect to leverage the extensive knowledge and experience our management team has developed working there.

In the future, we intend to expand our operations opportunistically to other domestic and international locations. We contemplate that our initial development strategy in our areas of primary geographic focus will be to acquire relatively large acreage positions in proven fields and to develop additional reserves in these fields through implementing re-engineering and development programs to extend field life and increase production rates, employing our management team's long historical knowledge of the areas. We believe that making strategic acquisitions of proven fields with a long standing history of production and utilizing proven technologies to increase overall field output mitigates some of the risks associate with oil and gas exploration and production. We intend to supplement these lower risk activities, when appropriate, by acquiring exploratory drilling opportunities in our areas of primary geographic focus to the extent that we locate properties that appear to have highly desirable risk-return characteristics. We plan for our portfolio ultimately to consist of a balanced and diversified mix of multiple asset components in our areas of primary geographic focus that include existing production as well as developmental and defined-risk exploratory drilling opportunities.

Our Company was recently formed and has had no historical operations. We currently own one property, acquired from our founder and principal stockholder. This property consists of a limited partnership interest in an approximately 680 acre lease located in the Pine Mills Field in Wood County, Texas, which hosts a single well, the Byrd No. 1. We expect this well to begin producing in December 2010 and to produce approximately 35 barrels of oil per day or approximately 44,680 barrels over its productive life, based on estimates prepared by the operator of the well. This asset was contributed to establish a modest baseline of revenues to help support our operations. Because it is located remotely from our geographic areas of intended focus, we consider the asset to be noncore to our business going forward and we have no operational responsibilities or rights related to the property. Other than this well, we intend to operate all properties we acquire.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a number of suppliers for essential raw materials, energy, or other items, describe.

We intend to focus our initial efforts on establishing a core base of conventional oil producing assets in the Permian Basin area and intend to use the proceeds of this offering, supplemented by appropriate debt and equity financing, if available, primarily for this purpose. In addition, soon after the completion of this offering, we plan to raise additional equity capital for use in further building a core base of conventional oil producing assets in the Permian Basin and for subsequent expansion into the unconventional oil plays in the Bakken Shale and the unconventional natural gas plays in the Marcellus Shale, areas where we expect to leverage the extensive knowledge and experience our management team has developed working there. We intend to seek this additional capital through an offering pursuant to a registration statement to be filed with the SEC under the Securities Act of 1933, although we have no commitments related to this offering and we cannot assure you that any such offering will be successful.

We estimate that our activities will be primarily focused on acquisition and development of property in the Permian Basin through March 2011, and that in the second quarter of 2011 we will begin to transition our primary focus from the Permian Basin to the unconventional oil plays of the Bakken Shale. In the second half of 2011, we expect to begin expanding our focus to include the unconventional natural gas plays of the Marcellus Shale. The actual timing of moving the focus of our activities between geographic regions will depend on many economic and business variables and we cannot assure you the timing described above or the areas that we intend to expand into will not change in the future.

We believe that two primary operational functions will drive our results: identification of acquisition opportunities, and redevelopment or development of properties we acquire.

Identification of acquisition opportunities. The acquisition targets we seek typically consist of previously developed properties with a number of years of remaining production expected or of undeveloped acreage that we believe has unusually attractive risk-reward characteristics. In many cases, these properties are owned by larger operators who, due to size or changes in strategic direction, have turned their focus towards newer, larger opportunities. This creates an opportunity for smaller companies such as Richland to acquire these noncore assets and capitalize on redevelopment or development opportunities that are not of interest to the current owners. While brokers may sometimes be involved, these properties often are traded privately among companies without the use of a broker. We believe that properties traded privately often are more attractive acquisition targets because they are less subject to competitive bidding. Our management team has developed longstanding relationships and experience working in our areas of focus and we intend to leverage these relationships and experience to locate and evaluate attractive acquisition candidates.

Redevelopment or development of properties. Once properties are acquired, we will seek to develop additional reserves through re-engineering or development activities. Members of our management team have developed significant expertise conducting such activities in the areas in which we intend to focus and we hope to leverage this expertise to implement reengineering and development programs tailored to be effective in our areas of operations. While our management will lead our efforts relating to redevelopment or development of the properties we acquire, we will employ, on an as-needed basis, the services of drilling contractors, other drilling related vendors, field service companies and professional petroleum engineers in connection with our drilling and production operations. Any use of vendors affiliated with us, such as Manek Equipment, will be based on an arms-length, competitive bidding process.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether the competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or prices range for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

We are engaged in the exploration and production area of the oil and gas industry. The oil and gas industry is affected by many factors that we generally cannot control. Government regulations, particularly in the areas of taxation, energy, climate

change and the environment, can have a significant impact on operations and profitability. For several years preceding the 2008 worldwide economic decline, the oil and gas industry had been characterized by volatile but upward trending oil and gas commodity prices. However, since mid-year 2008, the industry has experienced declines in commodity prices, especially with regard to natural gas prices. Significant factors that will impact 2010 crude oil prices include: political and social developments in the Middle East, demand in Asian and European markets, and the extent to which members of the Organization of Petroleum Exporting Countries ("OPEC") and other oil exporting nations are able to manage oil supply through export quotas. Natural gas prices are generally determined by North American supply and demand and are also affected by imports of liquefied natural gas. In addition, weather has a significant impact on demand for natural gas since it is a primary heating source.

We believe that competition throughout the country is regionalized and the market is highly fragmented and not dominated by any one single producer. We expect to focus our efforts on three oil and gas plays that are among the most prolific in the onshore, continental United States, the Permian Basin of West Texas and southeastern New Mexico; the Bakken Shale of North Dakota and Montana; and the Marcellus Shale of Pennsylvania, New York, Ohio, and West Virginia. We expect to compete with other companies active in these same geographic regions for the acquisition of attractive properties and for the equipment and labor required to operate and develop these properties, and we believe that competition for such properties, equipment and labor is based primarily on price. Like our competitors, we intend to sell the oil and gas we produce to midstream companies and expect these sales to be made at the prevailing spot prices for oil and gas at the time of sale, which vary widely based a variety of economic factors. (See Risk Factor No. 5 in Question No. 2)

Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state, and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than we can. We believe that the knowledge, experience and relationships accumulated by our management team through working in the areas of our intended focus will provide us advantages that allow us to compete effectively with our competitors. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We expect production from our properties to be sold under a variety of contracts ranging in terms from month-to-month, up to as long as one year. We believe that midstream purchasers of our production are readily available. We expect pricing for oil to be based upon the posted prices set by major purchasers in the production area, reporting publications, or upon the New York Mercantile Exchange ("NYMEX") pricing or fixed pricing and to be adjusted for quality and transportation differentials. We expect gas pricing to be based largely on NYMEX pricing, on a fixed or floating basis. Many gas sales contracts contain provisions for periodic price adjustment, redetermination and other terms customary in the industry. We intend to select oil and gas purchasers on the basis of price, credit quality and service reliability.

We intend to enter into hedging transactions with unaffiliated third parties for significant portions of our production to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in oil and gas prices. However, we have no prior experience structuring such transactions, and we cannot assure you that we will be successful in reducing such exposure.

Proximity to local markets, availability of competitive fuels and overall supply and demand are factors affecting the prices for which our production can be sold. Market volatility due to international political developments, overall energy supply and demand, fluctuating weather conditions, economic growth rates and other factors in the United States and worldwide have had, and will continue to have, a significant effect on energy prices. We will incur gathering and transportation expenses to move our natural gas and crude oil from the wellhead and tanks to purchaser specified delivery points. These expenses vary

based on volume, distance shipped and the fee charged by the third-party transporters. In the Permian Basin, we expect our oil and gas production to be transported primarily through third-party trucks, field gathering systems and transmission pipelines. Transportation capacity on these gathering systems and pipelines is occasionally constrained.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

We have had no pre-orders or backlogs in the past, and, due to the nature of our business, we do not anticipate taking pre-orders or having backlogs in the future.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because we have not had pre-orders or backlogs, this question is not applicable to us.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have 15 full-time employees. Of these, eight are in executive positions, one is in an operational role and six provide office management and administrative services. Based on accepted offers of employment, we expect two former Encore Acquisition Company employees to join us by early October 2010, one of which will be in an executive position and the other will provide office management and administrative services. While we do not currently anticipate increasing our number of employees beyond this in the next 12 months, we may add employees if we find opportunities to diversify or supplement the experience set of our existing management team by hiring high-caliber executives or other employees. In addition to our internal staff, we intend to use consultants on an as needed basis for certain functions such as design, advertising and marketing strategy. None of our employees are subject to a collective bargaining agreement or have or threatened to strike, and we consider our relations with our employees to be excellent. We do not have employment agreements or non-compete agreements with any of our employees, although we intend to enter into confidentiality agreements with our existing and future employees at a later date. Our officers and key personnel are compensated through salary and cash bonus arrangements and all of our employees are offered full benefits including, health insurance, dental, vision, and 401K. Certain of our employees receive Company cell phones, and/or laptop computers connection with the performance of their duties, and in the future we expect to provide some of our employees with Company cars as need for the performance of their duties. We anticipate instituting a stock-based long term incentive plan for our officers, directors and key personnel in the future; however, specifics of this plan have not been determined yet.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our headquarters in Sulphur Springs, Texas is located in office space consisting of approximately 3,000 square feet, which we sublease from our affiliate, Manek Energy, Inc. Pursuant to this sublease, we occupy 100% of the space leased by Manek Energy in Sulphur Springs and pay 100% of the costs that Manek Energy incurs under its lease. The office is fully furnished by Manek Energy and, as part of this sublease arrangement, we are allowed to use all furniture, fixtures and equipment in the office for no additional cost. We pay $3,000 per month for this space and both our sublease and Manek Energy's primary lease are on a month-to-month basis. We also sublease from Manek Energy approximately 4,770 square feet of office space in Fort Worth, Texas, which in turn subleases the space from a third party. This office space is also fully furnished, and, pursuant to our sublease, we have the right to use all such furnishings for no extra cost. We pay approximately $7,500 monthly for this space, which is equivalent to Manek Energy's cost for the space, and our sublease expires November 30, 2013 with no renewal options. Although we believe we currently have adequate office space in Fort Worth, we believe we have reached the capacity of our current office facilities in Sulphur Springs and that we will need to find additional office space for new hires. We believe that additional office space is readily available in Sulphur Springs and Fort Worth.

We currently own one property, acquired from our founder and principal stockholder. This property consists of a limited partnership interest in an approximately 680 acre lease located in the Pine Mills Field in Wood County, Texas, which hosts a single well, the Byrd No. 1. Based on estimates prepared by the third party operator of the well, we expect the Byrd No 1 to begin producing in December 2010 and to produce approximately 35 barrels of oil per day or approximately 44,680 barrels over its productive life. This asset was contributed to establish a modest baseline of revenues to help support our operations, although we do not expect the revenues from its production to be adequate to cover all of our operational expenses. Because it is located remotely from our geographic areas of intended focus, we consider the asset to be noncore to our business going forward and we have no operational responsibilities or rights relating to the property or the Byrd No. 1.

We are currently evaluating several producing properties in the Permian Basin that are generating significant monthly net revenue and possess attractive re-completion and offset developmental well potential. We believe that an acquisition of this type would provide a strong foundation for future growth, while also providing sufficient revenues to fund our early stage operating expenses and overhead. Our current business plan calls for the acquisition and early stage development of this type of project in the second half of 2010 with an extensive developmental drilling program to get underway in the first quarter of 2011. We intend to use the proceeds of this offering to provide a portion of the financing necessary to acquire and, to the extent that sufficient proceeds are received, to redevelop a property of this nature. However, in order to complete our analysis and acquire and develop the properties discussed above, we will be required to raise substantial additional capital or enter into joint ventures with other parties. These activities could substantially dilute existing stockholders, including participants in this offering or make our properties subject to senior liens or other encumbrances.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We believe that the knowledge and experience our management team has gained from working in our geographic areas of intended focus will be an important factor to our ability to operate successfully. However, our operations will not be dependent upon any patents, copyrights, trade secrets, know-how or other proprietary information. We do not currently have confidentiality or non-compete agreements with any of our employees, although we intend to enter into confidentiality agreements with our existing and future employees at a later date.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Our operations will be substantially affected by federal, state and local laws and regulations. In particular, oil and gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we seek to own or operate producing crude oil and natural gas properties have statutory provisions regulating the exploration for and production of crude oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations will also be subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Our operations will also be subject to numerous stringent federal, state and local statutes and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection, some of which carry substantial administrative, civil and criminal penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production and transporting through pipelines, govern the sourcing and disposal of water used in the drilling and completion process, limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier and other protected areas, require some form of remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen impoundments and impose substantial liabilities for pollution resulting from operations or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of production.

We will also be subject to the requirements of the federal Occupational Safety and Health Act, as amended ("OSHA"), and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA's hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

We do not have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers of acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

Our Company was incorporated on June 16, 2010 by our Chief Executive Officer and sole Director, Kenneth Goggans. On August 5, 2010, we acquired our sole existing property from Mr. Goggans in exchange for the issuance of Class A Common shares and Class B Common shares to him. In connection with this transaction, Mr. Goggans also contributed capital and a limited financial support obligation. (See Question No. 39(b)). On August 9, 2010, the majority of our employees formally joined Richland. Other than these, we have not had any material events in our development.

4. **(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events in which management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or number of months after receipt of proceeds when milestone should be accomplished
Equity Financing: Secure adequate equity funding for our initial purchase.	We intend to secure this funding through this Regulation A offering.	Not applicable.
Property: Identify a suitable property to acquire.	We intend to identify such a property through networking efforts of our management team.	We expect to locate a property commensurately with the closing of this offering.
Debt Financing: Secure adequate debt financing for our initial purchase.	We intend to secure this funding through arranging bank financing.	We expect to have secured this funding within 60 days after the closing of this offering.
Closing: Negotiate and close the property acquisition.	We intend to leverage the experience and skills of our management team to successfully negotiate and close the acquisition.	We expect to close the acquisition within 90 days after the closing of this offering.

We have had no historical operations. In order to become profitable, we currently plan to acquire one or more properties with sufficient production to support our operational expenses. We anticipate that this property will be located in the Permian Basin of West Texas and will primarily produce oil through conventional means. We currently anticipate making an acquisition of this nature in the second half of 2010. To accomplish such an acquisition in this time frame, we must work simultaneously on several separate projects. First, we must raise a sufficient amount of equity financing. While we anticipate that the purchase price of a suitable property will be significantly in excess of the proceeds of this offering, we anticipate that the maximum proceeds sought through this offering would provide the equity financing necessary for such an acquisition.

During the process of raising equity funding, we also must identify and evaluate an attractive oil and gas property for acquisition. We expect that the members of our management team will leverage their existing relationships with operators active in the Permian Basin to locate a suitable acquisition candidate. We hope to have an attractive property under contract at roughly the same time that we complete this offering.

If we are successful in raising equity capital and in identifying a suitable acquisition candidate, then we will seek adequate debt financing to fund the balance of the purchase price. While we are in active discussions with a number of candidates to provide the required debt financing, we presently have no commitments to do so. Debt markets have been severely constrained in recent months and may remain constrained for the foreseeable future, and we cannot assure you that we will be able to obtain debt financing on acceptable terms, if any. If we are unable to obtain debt financing in an amount necessary to fund the balance of the purchase price, or if we are unsuccessful in raising the maximum amount sought in this offering, we will be required to obtain additional equity financing through other means or to enter joint ventures or partnerships with other companies to acquire the subject property, and we cannot assure you that we would be successful in doing either. We hope to have debt financing arranged within 60 days after closing this offering, to the extent that we have a suitable property under contract at such time.

If we are successful in raising debt financing, we must successfully negotiate acquisition terms with the seller, close the transaction and effect the transfer of the property, which we hope to have accomplished within 90 days after completion of this offering.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Event or Milestone	Consequences of Delay	Effect of Delay upon Liquidity
Equity Financing: Secure adequate equity funding for our initial purchase.	Inability to complete property acquisition. Any delay beyond January 2011 could result in the result of the support obligation of our founder being exhausted, resulting in our inability to function and the necessity to pursue other avenues of funding.	Our liquidity will be diminished drastically.
Property: Identify a suitable property to acquire.	Any delay beyond January 2011 could result in the support obligation of our founder being exhausted and the necessity to use some or all of the proceeds of this offering to support our operations rather than to acquire a property. If these proceeds were inadequate to support our operations, we would be forced to seek additional financing, diluting existing stockholders, or to cease operations.	No revenues from production.
Debt Financing: Secure adequate debt financing for our initial purchase.	The consequences of delay would be the same as those described above under the "Property" event or milestone.	No revenues from production.
Closing: Negotiate and close the property acquisition.	The consequences of delay would be the same as those described above under the "Property" event or milestone.	No revenues from production.

Based on our expected operational expenses, we believe that the financial support obligation of our founder will cover our operational expenses through January 2011. If we were to be significantly delayed in achieving any of the milestones set forth in Question 4(a), we could be required to use the proceeds from this offering to support our operations rather than for capital acquisitions as planned. This in turn could require us to seek additional equity or debt financing to complete any acquisition, resulting in dilution to our existing stockholders.

We have not established any minimum on the funds that we can raise in this offering and if we were to raise significantly less than the maximum proceeds sought and were to be significantly delayed in reaching any of the milestones described in Question 4(a), we could be required to seek additional equity funding to support our operations in addition to seeking additional funding for use in making an acquisition. Any such additional equity funding, if available at all, would result in dilution to our existing investors and we cannot assure you that we would be able to obtain any such additional financing at all. In this event, we could be forced to significantly scale down or cease our operations.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)**

Richland was formed in June 2010, and, accordingly, has not conducted operations or had any net, after-tax earnings, in any prior fiscal years.

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

We have not had profits in any prior years, so this question is not applicable to us.

7. **(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

As of the date of this Offering Circular, the net tangible book value of the Company was $419,028, or $.0047 per Class B Common share, assuming conversion of all outstanding Class A Common shares. $399,028 of this net tangible book value is based on the historical cost basis of the person who sold us the property, Kenneth Goggans. We expect this property to begin producing in December 2011.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The offering price per share of the Class B Common Stock is substantially greater than the net tangible book value per share of the Class B Common Stock due to our belief that the skill and experience of our management team adds significant intangible value to our shares, making them worth substantially more than the shares' net tangible book value. However, our offering price per share for the Class B Common Stock was arbitrarily determined and should not be regarded as an indication of the value of the Class B Common Stock or of any future market price of the Class B Common Stock, if any ever develops. There is no direct relationship between the price per share and the contemplated earnings, book value or other objective standards for valuing the worth of the Company. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we are willing to sell. (See Risk Factor No. 6 in Question No. 2)

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such person to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt).

On June 16, 2010, in connection with our formation, we issued 100 shares of stock to our founder, sole Director, and Chief Executive Officer, Kenneth Goggans. These shares of stock were issued to Mr. Goggans, our majority owner prior to this offering, in exchange for $1, or $0.01 per share, and the contribution of his services in connection with our formation and organization.

On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $500,000. We value the property contributed by Mr. Goggans in connection with this sale at $399,028, which is equal to Mr. Goggans' historical cost basis in the property. We expect the well to begin production in December 2010.

On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek

Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.

8. **(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold, investors will have 33.3% of the outstanding shares of Class B Common Stock and 5.26% of the outstanding shares of Class A Common Stock and Class B Common Stock combined.
If the minimum is sold, investors will have 0% of the outstanding shares of Class B Common Stock and 0% of the outstanding shares of Class A Common Stock and Class B Common Stock combined.
Class A Common is convertible into Class B Common on a one for one basis at the election of the Class A Common holder.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion prices if common stock is not offered.)

If the maximum is sold (5,000,000 shares): $95,000,100*
If the minimum is sold (0 shares): $90,000,100*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: none. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: none.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present state of the Company's development.

["Use of Proceeds" begins on the following page.]

USE OF PROCEEDS

9. **(a) The following table sets forth the use of the proceeds from this offering:**

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$0 100%	$5,000,000 100%
Less: Offering Expenses		
Commissions & Finders fees	0	0
Legal & Accounting	$125,000	$125,000
Copying & Advertising	$1,000	$1,000
Other (Specify):	0	0
Net Proceeds from Offering	$0 100%	$4,874,000 100%
Use of Net Proceeds		
Acquisition of Properties	$0 100%	$3,411,800 70%
Drilling and Enhancement of Properties*	$0	$1462,200 30%
Total Use of Net Proceeds	$0 100%	$4,874,000 100%

* The amount of proceeds to be used in drilling and enhancement of properties is an estimate. The actual amount of proceeds used for this purpose will be the amount, if any, of the proceeds not needed to acquire our initial producing property due to the size of the property, the availability of debt financing or any other factors that might allow us to complete a purchase with less than all of the proceeds of this offering.

As a result of the financial support obligation of our founder, sole Director, Chief Executive Officer and principal stockholder, Kenneth Goggans, we do not expect the proceeds of the offering to be used to satisfy our operational expenses. Rather, we expect the proceeds of the offering to be used primarily to form a portion of the capital necessary to acquire a producing property in the Permian Basin. We intend to pursue debt financing to form the balance of the capital necessary to acquire such a property. If debt financing is not available on terms acceptable to us, we may be required to obtain addition equity financing or to form joint ventures with other companies in order to complete such an acquisition. If any proceeds of the offering remain after the purchase of a producing property, we expect to use these proceeds to fund enhancements to the property we acquire in order to increase its annual production or increase its productive life or both. Whether any proceeds are available to fund such enhancements will depend on a number of factors including the amount of proceeds raised in this offering, the cost of the property we acquire and the availability of debt financing. While results may vary widely based on factor such as these, we currently estimate that if the maximum shares offered are sold, we will be able to use approximately $1,500,000, or 30% of the offering proceeds for enhancements.

Pending our use of the proceeds for the purposes described, we may invest the proceeds in short-term, interest-bearing investments. Should business exigencies we do not now anticipate so require, our Board of Directors may be required to reallocate the proceeds.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Please see the answer to Question No. 9(a).

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. **(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

Due to the capital intensive nature of our business, we must obtain financing in addition to this offering in order to accomplish the business objectives we intend to pursue with the proceeds of this offering, which are to acquire a producing property in the Permian Basin. We anticipate that this additional financing will be procured through bank lending facilities. While no bank financing arrangements currently are in place, we are actively in discussions with a number of candidates to supply this financing. If we are unable to secure debt financing on terms that are acceptable to us, we may be required to obtain addition equity financing or to form joint ventures with other companies in order to complete the acquisition of a property. In addition, to assist in meeting its intermediate term business objectives of acquiring and redeveloping additional properties, we currently anticipate seeking additional equity financing soon after the completion of this offering through an additional offering that will be registered pursuant to the Securities Act of 1933, though we have no commitments with respect to such financing and there can be no assurance that any such offering will be successful.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rate. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

We do not intend to use proceeds to discharge any indebtedness. (See Question No. 9(a))

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

We anticipate using the proceeds of this offering to form a portion of the capital necessary to acquire and redevelop a property with existing production in the Permian Basin. While we are actively reviewing a number of prospects, no such properties are currently under contract. We anticipate that the purchase price of such a producing property will be significantly in excess of the maximum proceeds possible from this offering. (See Question No. 9(a)).

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

We do not intend to use any of the funds raised through this offering to reimburse any officer, director, employee or stockholder for services rendered, assets previously transferred, or monies loaned or advanced. (See Question No. 9(a))

11. **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

We are not in default or breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. We have no significant trade payables that have not been paid within the stated trade term and is not subject to any unsatisfied judgments, liens, or settlement obligations.

Our founder, sole Director, Chief Executive Officer and majority stockholder, Kenneth Goggans, has agreed to contribute supplemental funding in such amounts as may be necessary to cover any operational expenses incurred by us in excess of the revenues received from our existing productive property, until the earlier of our acquisition of production that covers our operational expenses or his contribution of $500,000. Based on our current monthly expenses, we expect that this support obligation will support our operations through January 2011, by which time we expect to have purchased a producing property that provides revenues sufficient to support our operations. As a result, we are not having, and do not anticipate having within the next 12 months, any liquidity or cash flow problems. If Mr. Goggans were to default on his support obligation, or if we were delayed in purchasing a suitable property beyond January 2011, however, we would be required to support our operations from the proceeds of the offering or from funds raised through other means. If we are not successful in raising sufficient funding through this offering or obtaining additional funds through other means, we would face liquidity or cash flow problems within the next twelve months.

12. **Indicate whether the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

Our founder, Chief Executive Officer and principal stockholder, Kenneth Goggans, has agreed in connection with his purchase of shares of our Class A Common Stock to fund any operational expenses we incur in excess of our revenues until we acquire sufficient production to cover such shortfall, subject to a cap of $500,000. As a result, we expect to use the proceeds of this offering primarily to purchase production in the Permian Basin. We intend to acquire such an initial producing property in the second half of 2010. If successful in acquiring such a property, we anticipate that the revenues from this property will be sufficient to cover our operating expenses for the balance of the 12 month period after this offering. We anticipate that the proceeds of this offering will form a portion of the capital necessary to purchase this initial property. However, due to the capital intensive nature of our business, we will be required to obtain additional debt or equity financing to purchase an initial property. We currently anticipate that this additional financing will be procured primarily through bank lending facilities. While no bank financing arrangements currently are in place, we are actively in discussions with a number of candidates to supply this financing. Bank lending has been severely constrained in recent months and may remain so for the foreseeable future, and we cannot assure you that we will be successful in obtaining adequate bank financing, if any. If we are unable to secure debt financing on terms that are acceptable to us, or if we sell less than the maximum number of securities being offered, we may be required to obtain additional equity financing or to form joint ventures or partnerships with other companies to complete the acquisition of such a property. In addition, even if we are successful in raising the maximum proceeds sought in this offering, we currently anticipate seeking additional equity financing soon after the completion of this offering to assist in meeting our intermediate term business objectives. We anticipate that this equity financing will be raised through an additional offering that will be registered pursuant to the Securities Act of 1933. We have no commitments with respect to such financing and there can be no assurance any such offering will be successful.

CAPITALIZATION

13. **Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

The following table represents our capitalization, as of August 6, 2010, the date of our most recent unaudited balance sheet, and as adjusted for the issuance of the minimum and maximum shares we are offering.

	As of:	Amount Outstanding As Adjusted	
	8/6/2010	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$0	$0	$0
Long-term debt (average interest rate 0%)	0	0	0
Total debt	$0	$0	$0
Stockholders equity (deficit):			
Preferred Stock, par value $.01; authorized 100,000,000 shares; issued and outstanding-None	$0	$0	$0
Class A Common Stock, par value $.0001; authorized 100,000,000 shares; issued and outstanding-80,000,100 (80,000,100 and 80,000,100, as adjusted)	8,000	8,000	8,000
Class B Common Stock, par value $.01; authorized 400,000,000 shares; issued and outstanding-10,000,000 (10,000,000 and 15,000,000, as adjusted)	100,000	100,000	150,000
Additional paid in capital	444,361*	444,361*	5,394,361*
Retained earnings (deficit)	(133,000)	(133,333)	(133,333)
Total stockholders equity (deficit)	419,028*	419,028*	5,419,028*
Total Capitalization	$419,028*	$419, 028*	$5,419,028*

* On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing property, and (iii) Mr. Goggans'

agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $500,000. We valued the property contributed by Mr. Goggans in connection with this sale at $399,028, based on Mr. Goggans' historical cost in the property. We expect the well to being production in December 2010. On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.

Number of Preferred shares authorized to be outstanding: 100,000,000 shares. **Par value per share**: $.01.
Number of Class A Common shares authorized: 100,000,000 shares. **Par or stated value per share, if any:** $.0001.
Number of Class B Common shares authorized: 400,000,000 shares. **Par or stated value per share, if any:** $.01.
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options warrants or rights: 80,000,100 shares of Class B Common shares are reserved for issuance in connection with conversion of Class A Common Shares which convert at the holder's election to Class B Common Share on a one for one basis.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other: ____

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[x]	[ ]	Other special rights or preferences (specify): See explanation below.

Explain: The Class B Common shares offered hereby have no special voting rights. However, the Class A shares held by Kenneth Goggans, our founder, sole Director, Chief Executive Officer and majority stockholder, are entitled to 10 votes per share, with the effect that Mr. Goggans initially will be able to control all matters submitted to stockholders for approval. Class A Common Stock is convertible into Class B stock on a one for one basis.

16. Are the securities convertible? [ ] Yes [x] No

The shares offered are not convertible securities, so this question is not applicable to us.

17. (a) If securities are notes or other types of debt securities:

The shares offered are not notes or other types of debt securities, so this question is not applicable to us.

(b) If notes of other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ration of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

We are not offering debt securities so this question is not applicable to us.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given

time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. **If securities are Preference or Preferred stock:**

The shares offered are not Preference or Preferred stock, so this question is not applicable to us.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:**

Although we anticipate entering into loan arrangements in the future, we have not entered into any such loan or other financing arrangements to date. We anticipate that any lending arrangements we enter into in the future will restrict our ability to pay dividends. Regardless of any such loan covenants, we intend to retain our capital for use in expanding our business and do not anticipate paying dividends in the foreseeable future.

20. **Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):**

We currently have no material assets available for payment of dividends. For the foreseeable future, we anticipate retaining all of our available capital for use in the growth of our business and do not anticipate to paying dividends.

PLAN OF DISTRIBUTION

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

We do not intend to sell the securities through any agents with commission based compensation arrangements. We expect sales efforts to be conducted by the officers of the Company who will receive no additional compensation for such efforts.

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)**

We do not intend to use the services of any sales agents or finders in connection with this offering. Sales of our securities will be made by our officers. Our bylaws provide that, to the fullest extent allowed by law, no director or officer may be held personally liable to us or our stockholders for damages resulting from a breach of fiduciary duty as a director or officer. Also, under our bylaws, directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management.**

We do not intend to use any selling agents or finders for this offering, so this question is not applicable to us.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company though which this offering is being made.

We anticipate that the offering will be made primarily through the efforts of the following Company officers:

Kenneth A. Goggans, Director and Chief Executive Officer
1513 Houston St.
Sulphur Springs, TX 75482
(903) 439-6414

Gary W. McBride, Vice President-Business Development
1513 Houston St.
Sulphur Springs, TX 75482
(903) 439-6414

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Although we may make exceptions in our sole discretion, the offering is limited to persons or entities that are residents of the state of Texas, that have indicated an intention to hold the securities for at least 12 months after the conclusion of this offering and that come within any of the following accredited investor criteria at the time of sale of the securities.

1. Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the "Act"), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

2. Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

3. Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

4. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

5. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) promulgated under the Act; and

6. Any entity, not formed for the specific purpose of acquiring the securities offered, in which all of the equity owners are accredited investors within the meaning of Rule 501(a) promulgated under the Act.

Will the certificates bear a legend notifying holders of such restrictions? [x] Yes [ ] No

Shares sold in the offering will be subject to resale restrictions. These restrictions include agreement not to sell the shares in the 12 months following the offering unless registered in accordance with applicable securities laws or exempt from such registration. Certificates representing the shares will bear a legend notifying holders of these transfer restrictions.

26. **(a) Name, address, and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if minimum proceeds are not raised:**

We are not requiring a minimum amount of proceeds to be raised in the offering. Upon receipt and acceptance of your subscription by us, the proceeds of your subscription will become immediately available for our use. Accordingly, we are not using an escrow agent in connection with the offering.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Because we have not established a minimum for the offering, subscriptions may be accepted by us upon receipt. Once your subscription has been accepted by us, your funds will not be returned. Accordingly, you should carefully consider the information in this Offering Circular, including the risk factors described in Question 2, before sending us your subscription.

Will interest on proceeds during escrow period be paid to investors?

We have not established an escrow period in connection with the offering, so this question is not applicable to us.

27. **Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:**

We presently have 80,000,100 shares of Class A Common and 10,000,000 shares of Class B Common outstanding. All of such shares are owned by Kenneth Goggans, our sole Director and Chief Executive Officer, or by entities controlled by Mr. Goggans or are owned by others as a result of gifts from Mr. Goggans. As a result of his position with us, Mr. Goggans is considered an affiliate within the meaning of Rule 144 promulgated under the Securities Act of 1933 ("Rule 144"), and therefore all of our shares owned by him or by those who have received gifts from him are subject to the resale restrictions set forth in Rule 144. As a result, Mr. Goggans and those to whom he has made gifts may only resell our securities they own pursuant to an effective registration statement under the Securities Act of 1933 or in compliance with the resale restrictions contained in Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. **If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:**

The Company was formed in June 2010 and we have never paid dividends, made any distributions upon our stock or redeemed any securities. We currently intend to use all of our capital resources for use in growth of the business and do not have plans to pay any dividends or redeem any securities in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer:** **Title:** Chief Executive Officer, Director

Name: Kenneth A. Goggans Age: 29

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Goggans has served as our Chief Executive Officer and sole Director since our founding in June 2010. Since its founding by him in 2005, Mr. Goggans also has served as Chief Executive Officer of Manek Energy, Inc., a company that he grew from a start up to become the largest provider of well completion services to the Marcellus Shale area. From the time of its founding through the sale of its primary operations to Weatherford International, Ltd. in February 2010, Manek Energy completed approximately 850 wells and served approximately 50 independent operators active in the Marcellus Shale. At its peak, Manek Energy held approximately 65 percent market share of well completion services in the Marcellus Shale. Manek Energy is credited with being a pioneer in the commercialization of streaming real-time data collected from oil wells over secure networks. While Manek Energy

will continue to perform certain administrative functions related to the wind down of its legacy services operations, the company has no intention of conducting exploration and production activities in the future. In January 2008, Mr. Goggans also founded Manek Equipment, Inc., which under his supervision as Chairman has grown from a start up to become an established and successful supplier of oil field equipment. Currently, Manek Equipment has 35 employees and approximately $20 million in annual revenue (projected for fiscal 2010). While Mr. Goggans continues to serve as Chairman of the Board of Manek Equipment and as Chief Executive Officer of Manek Energy, he intends to devote his full-time efforts to the growth and development of Richland. Mr. Goggans also owns Manek Exploration, Inc., an exploration and production company through which he makes personal investments. Manek Exploration will not be active in the geographic areas that we are primarily focused on.

Education: (degrees, schools, and dates):

Mr. Goggans holds a Bachelor of Arts degree in Business Administration awarded by Texas Tech University, Lubbock, Texas, in May 2003. Mr. Goggans also holds a Masters in Business Administration awarded by Texas Tech University, Lubbock, Texas, in May 2004.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Goggans intends to devote substantially full time to Company matters.

30. Chief Operating Officer: **Title:** Not Applicable

We do not have a Chief Operating Officer and currently we do not plan to separate this function from the functions performed by our Chief Executive Officer. As Chief Executive Officer, Mr. Goggans will serve as the officer in charge of our actual day-to-day business operations.

31. Chief Financial Officer: **Title:** Acting Chief Financial Officer

Name: Shannon Cornelison-Brown Age: 28

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mrs. Cornelison-Brown has served as our Acting Chief Financial Officer since August 2010. From January 2008 until joining us, Mrs. Cornelison-Brown was a staff accountant for Robert J. Russell, CPA, where she worked with clients to prepare tax returns, analyze investment opportunities and advise clients about tax repercussions and deductions. From April 2006 to December 2007, Mrs. Cornelison-Brown worked for Highland Capital Management, L.P., as a real estate associate where she analyzed real estate and hedge fund investments. From September 2004 to April 2006, Mrs. Cornelison-Brown worked as the head legal assistant for the law offices of Arthur K. Smith III, where she drafted pleadings and prepared financial projections.

Education: (degrees, schools, and dates):

Mrs. Cornelison-Brown holds a Bachelor of Arts degree in Business Administration awarded by Austin College in 2004. She also holds a Masters in Business Administration degree with a concentration in finance awarded by the University of North Texas in December 2007.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mrs. Cornelison-Brown intends to devote substantially full time to Company matters.

32. Other Key Personnel:

(A): Name: C. Scott Royal Age: 58

Title: Vice President-Acquisitions and Divestitures

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Scott Royal has served as our Vice President-Acquisitions and Divestitures since August 2010. Mr. Royal's duties include serving as lead engineer on all development and redevelopment projects, leading our property acquisition efforts, and evaluating acquisition prospects. From September 2006 until joining us, Mr. Royal was a senior staff engineer at Encore Acquisition Company, where he was responsible for evaluating oil fields in the states of Texas, Oklahoma, Wyoming and Montana. From February 2005, until joining Encore Acquisition Company, Mr. Royal served as the sole engineer at R.L. Adkins Corporation, an independent oil and gas exploration and production company, where he was responsible for guiding workovers, completions, recompletions and acquisitions and performing acreage and reserve evaluations. Prior to working with R.L. Adkins Corporation, Mr. Royal worked as a petroleum engineer at Matador Petroleum Corporation and Redstone Oil and Gas Company, both of which are independent oil and gas exploration and production companies. Mr. Royal is a licensed Professional Engineer in the state of Texas and is a 36 year member of the Society of Petroleum Engineers.

Education: (degrees, schools, and dates):

Mr. Royal holds a Bachelor of Science degree in Petroleum Engineering awarded by Texas A&M University in 1974.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Royal intends to devote substantially full time to Company matters.

(B): Name: Scott Ritchie* Age: 57

Title: Vice President-Reservoir Engineering

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Scott Ritchie has accepted an offer of employment to become our Vice President-Reservoir Engineering. Mr. Ritchie's duties will include calculating reserves and updating reserve reports and performing engineering on all of our drilling and recompletion programs. From December 2005 until joining us, Mr. Ritchie served as senior staff reservoir engineer at Encore Acquisition Corporation, were he was responsible for developing oil and gas reserve calculations and reservoir evaluations and acquisitions, as well as overseeing drilling and on-going exploration activities. Prior to Encore Acquisition Company, Mr. Ritchie served for four years as senior staff engineer with Holditch Reservoir Technologies. Mr. Ritchie's reservoir engineering experience includes work throughout the states of Texas, Oklahoma, New Mexico, Louisiana and Wyoming. Mr. Ritchie is a licensed Professional Engineer in the state of Texas.

Education: (degrees, schools, and dates):

Mr. Ritchie holds a Bachelor of Arts degree awarded in 1976 and a Master of Sciences degree in Petroleum Engineering awarded in 1979 by the University of Texas at Austin.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Ritchie has indicated that he intends to devote substantially full time to Company matters.

*Mr. Ritchie has not started with us and, while he has agreed to join us and has indicated his intention to start on October 1, 2010, we cannot assure he will join us as planned.

(C): Name: Brent Johnson Age: 52

Title: Vice President-Geology

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Brent Johnson has served as our Vice President-Geology since September 2010. Mr. Johnson's duties will include reviewing seismic data for mapping and analyzing and geologically evaluating our potential acquisitions. Prior to joining us, Mr. Johnson served for more than five years as a staff geologist and later as a senior staff geologist at Encore Acquisition Company, where he led efforts to map large portions of counties throughout the states of Texas, Oklahoma, New Mexico and Arkansas. During his 27 year career in the oil and gas industry, Mr. Johnson has worked for Cities Service Company, Broken Arrow Petroleum, Southwest Reserves and Cortez Oil & Gas Company. Mr. Johnson is a licensed Professional Geoscientist in the state of Texas and has been responsible for mapping efforts on more than 1,000 wells.

Education: (degrees, schools, and dates):

Mr. Johnson was awarded a Bachelor of Science in Geology in 1979 from Texas A&M University and received his Masters in Business Administration with a concentration in finance from Texas A&M University in 1981.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Johnson intends to devote substantially full time to Company matters.

(D): Name: Roy Yates Age: 51

Title: Vice President-Geology

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Mr. Yates has served as our Vice President-Geology since August 2010. Mr. Yates duties will include reviewing seismic data for mapping and analyzing and geologically evaluating our potential acquisitions. From January 2006 until joining us, Mr. Yates served as senior staff geologist with Encore Acquisition Corporation, where he was responsible for large scale mapping efforts in the state of Texas. From November 1999 through January 2006, Mr. Yates served as Senior Staff Geologist for Slumberger and later at Holditch Reservoir Technologies after Holditch was acquired by Slumberger. Mr. Yates has over 25 years of experience providing geological expertise to independent oil companies, major oil companies, mid-sized oil companies and service companies. Mr. Yates is a licensed Professional Geologist in both Texas and Wyoming.

Education: (degrees, schools, and dates):

Mr. Yates holds a Bachelor of Science degree in Geology awarded by Hardin Simmons University in 1985. Mr. Yates also holds a Masters of Science degree in Geology awarded by Baylor University in 1992.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Yates intends to devote substantially full time to Company matters.

(E): Name: Robert B. Daws Age: 51

Title: Vice President-Land

Office Street Address: 777 Main St., Suite 3460, Fort Worth, TX 76102 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Rob Daws has served as our Vice President-Land since August 2010. Mr. Daws duties include acquiring new lease acreage, monitoring current lease acreage and managing the legal process associated with acquiring lease acreage. From April 2006 until joining us, Mr. Daws served as Senior Staff Landman with Encore Acquisition Company. Prior to Encore, Mr. Daws served as Senior Landman for three years at Magnum Hunter followed by serving as Senior Landman at Devon Energy for approximately 8 months. Mr. Daws experience in the oil and gas industry spans 27 years in a combination of roles in corporate land administration for Union Pacific Resources Company, Snyder Oil Corporation and Burlington Resources Corporation as well land manager/landman responsibilities for Bettis, Boyle and Stovall, Inc., Magnum Hunter Resources, Inc., Devon Energy Corporation and Encore Acquisition Company.

Education: (degrees, schools, and dates):

Mr. Daws holds a Bachelor of Science degree in Business Management awarded by Oral Roberts University in 1982.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Daws intends to devote substantially full time to Company matters.

(F): Name: Hubert "Chip" Vaughn Age: 56

Title: Vice President-Production

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Chip Vaughn has served as our Vice President-Production since August 2010. Mr. Vaughn's duties include serving as a field production manager as well as assisting in the identification and evaluation of property acquisition candidates. Prior to joining us, Mr. Vaughn worked as a gas field production manager for Manek Energy, beginning in 2008. From 2001, until joining Manek Energy, Mr. Vaughn worked for Southern Crane and Elevator Service inspecting and repairing overhead cranes and elevators. Prior to working for Southern Crane and Elevator Service, Mr. Vaughn worked extensively managing oil and gas production activities both domestically and internationally.

Education: (degrees, schools, and dates): Mr. Vaughn is a high school graduate.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Vaughn intends to devote substantially full time to Company matters.

(G): Name: Gary McBride Age: 41

Title: Vice President- Business Development

Office Street Address: 1513 Houston St., Sulphur Springs, TX 75482 Telephone No.: (903) 439-6414

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Gary McBride has served as our Vice President-Business Development since August 2010. Mr. McBride's duties include strategic development and execution of various operational initiatives. Mr. McBride brings us over 10 years of experience in business development, acquisitions, due diligence, and evaluation of oil and gas opportunities. From July 2008 until joining us, Mr. McBride served as Vice President-Business Development for Manek Energy, Inc., where he was influential in the growth and success of Manek Energy's locations in Corning, New York and Triadelphia, West Virginia. From September 2005 until joining Manek Energy, Mr. McBride served in a series of safety and equipment management roles for Key Energy, Omega Oilfield Services, Excel Driver Services, Pumpco Services, TLC Plumbing and B&B Fire Prevention.

Education: (degrees, schools, and dates): Mr. McBride is a high school graduate.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. McBride intends to devote substantially full time to Company matters.

DIRECTORS OF THE COMPANY

33. **Number of Directors:** One.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Our directors are elected annually. We have no special arrangements with respect to election of our directors. As a result of his beneficial ownership of all outstanding shares of Class A Common Stock, Kenneth Goggans, our Chief Executive Officer, sole Director and majority stockholder, will be able to control the election of all directors for the foreseeable future.

34. **Information concerning outside or other Directors (i.e. those not described above):**

Kenneth Goggans currently is our only director. We intend to identify suitable outside directors to join our Board, but no such outside directors have been identified to date.

35. **(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[x] Yes [ ] No **Explain:**

Our Chief Executive Officer, Kenneth Goggans, founded Manek Energy, Inc in 2005 and led it to become the dominant company performing well completions in the Marcellus Shale. From the time of its founding through the sale of its primary operations to Weatherford International, Ltd. in February 2010, Manek Energy completed approximately 850 wells and served approximately 50 independent operators active in the Marcellus Shale. At its peak, Manek Energy held approximately 65 percent market share of well completion services in the Marcellus Shale. Manek Energy is credited with being a pioneer in the commercialization of streaming real-time data collected from oil wells over secure networks. In January 2008, Mr. Goggans founded Manek Equipment, Inc., which under his supervision as Chairman has grown from a start up to become an established supplier of oil field services equipment. Currently, Manek Equipment has 35 employees and approximately $20 million in annual revenue (projected for fiscal 2010).

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

All of our key executives formerly worked for either Manek Energy or Encore Acquisition Company, both of which were active in the same industry as our Company while our key executives worked there. Manek Energy is an affiliate of ours and pursuant to a support services agreement entered between Manek Energy and us, Manek Energy has agreed to waive any claims against its employees for conversion or theft of trade secrets, know-how or other proprietary information. None of the employees that formerly worked at Encore are parties to noncompetition agreements that would restrict their ability to join us and none are parties to confidentiality agreements with Encore. Further, we believe that these employees are not in possession of any proprietary or confidential information that would be harmful to Encore, if disclosed.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development state and describe the circumstance, including relevant dates.

Our Company was formed in June 2010 and is a development stage company. Kenneth Goggans, our Chief Executive Officer and sole Director, served as Manek Energy's Chief Executive Officer and managed the company through start up and subsequent high growth phases to become a company with approximately 100 employees and $7.5 million in revenues. At its peak, Manek Energy was the largest well completion provider in the Marcellus Shale, holding approximately 65% market share. Mr. Goggans also founded Manek Equipment, an oil field equipment manufacturing company, and, as Chairman, supervised its growth through its start up phase. Today, Manek Equipment has grown to a company with approximately $20 million in annual revenues (expected for fiscal 2010) and approximately 35 employees.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement to the Company.

All of our key personnel are, or are expected to become, employees and none are consultants or independent contractors. Mr. Ritchie has not started with us yet, and, while he has accepted an offer of employment and is scheduled to start soon, we cannot assure you that he will do so.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the person insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the state of the insured person or a surviving spouse.

We currently do not carry key man life insurance. We intend to obtain key man life insurance on Kenneth Goggans in the future, but the amount and terms of such a policy have not been determined.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, set forth below the name of such persons, and the nature and date of such action.

None of the events described in this question have occurred.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

["Principal Stockholders" begins on the following page.]

PRINCIPAL STOCKHOLDERS

37. **Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

Class of Shares:	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if All Securities Sold	% of Total
Class A Common					
Kenneth Goggans(1)	(2)	80,000,100(3)	100%(3)(4)	80,000,100(3)	100%(3)(4)
Manek Energy, Inc.(5)	$0.02(6)	10,000,000(3)	12.5%(3)(4)	10,000,000(3)	12.5%(3)(4)
Class B Common					
Kenneth Goggans(1)	(2)	5,130,000(3)	51.3%(3)(4)	5,130,000(3)	34.2%(3)(4)
MKM Management, LLC(7)	(8)	4,315,000(9)	43.2%(9)	4,315,000(9)	28.8%(9)
McKenzie Investments, Ltd.(10)	(8)	4,315,000(9)	43.2%(9)	4,315,000(9)	28.8%(9)

1. Mr. Goggans' office street address is 1513 Houston St., Sulphur Springs, TX 75482 and his telephone number at this address is (903) 439-6414. Mr. Goggans' principal occupation is Chief Executive officer of Richland Resources Corporation.
2. On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $500,000. We valued the property contributed by Mr. Goggans in connection with this sale at $399,028, based on Mr. Goggans' historical cost basis in the property. We expect the well to begin production in December 2010.
3. Mr. Goggans holds 70,000,100 Class A Common shares and 3,570,000 Class B Common shares in his name. Mr. Goggans wholly owns and controls Manek Energy, and accordingly he also is deemed to beneficially own the 10,000,000 Class A Common shares held by Manek Energy. In addition, Mr. Goggans is deemed to beneficially own an additional 1,560,000 Class B Common shares gifted by him to members of his family. Mr. Goggans' Class A Common shares are convertible at any time at his election into Class B Common shares on a one for one basis. If Mr. Goggans were to convert all of the Class A Common shares that he beneficially owns, he would beneficially own a total of 85,130,100 Class B Common shares, or 94.6% of the outstanding Class B Common shares if the minimum shares offered are sold and 89.6% of such shares if the maximum shares offered are sold.
4. Mr. Goggans' Class A Common shares are entitled to 10 votes per share on matters submitted to stockholders for approval. Through his combined beneficial ownership of Class A and Class B Common shares, Mr. Goggans will hold 99.4% of the voting power of the outstanding Class A and Class B Common shares combined if the minimum shares offered are sold and 98.8% of such combined voting power if the maximum shares offered are sold. As a result, Mr. Goggans will be able to control all matters submitted to stockholders for approval for the foreseeable future.
5. Manek Energy, Inc.'s office street address is 1513 Houston St., Sulphur Springs, TX 75482 and its telephone number is (903) 439-6414.
6. On August, 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010. Pursuant to an agreement between Manek Energy and us, these operational services were provided to us at Manek Energy's cost.
7. MKM Management, LLC's office street address is 130 N. Hillcrest Dr., Sulphur Springs, TX 75482 and its telephone number is (903) 885-7621.
8. MKM Management, LLC and McKenzie Investments, Ltd. each received the shares owned by them as gifts from Kenneth Goggans and paid nothing for their shares.
9. MKM Management, LLC and McKenzie Investments, Ltd. own 2,000,000 and 1,000,000 shares of Class B Common in their names, respectively. Both MKM Management, LLC and McKenzie Investments, Ltd. are wholly owned by Michael K. McKenzie, who is is a family member of other stockholders holding an aggregate of 680,000 Class B Common shares. Accordingly, MKM Management, LLC and McKenzie Investments, Ltd. each are deemed to beneficially own the shares held by the other and the 680,000 Class B Common shares held by other family members of Michael k> McKenzie.
10. McKenzie Investments, Ltd.'s office street address is 130 N. Hillcrest Dr., Sulphur Springs, TX 75482 and its telephone number is (903) 885-7621.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 80,000,100 Class A shares (100% of total outstanding)
84,730,100 Class B shares (94.1% of total outstanding)
After offering: **a) Assuming minimum securities sold:**
80,000,100 Class A shares (100% of total outstanding)
84,730,100 Class B shares (94.1% of total outstanding)
b) Assuming maximum securities sold:
80,000,100 Class A shares (100% of total outstanding)
84,730,100 Class B shares (89.2% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of our Officers, Directors, or key personnel are related to each other by blood or marriage. Two of our principal stockholders, MKM Management, LLC and McKenzie Investments, Ltd., are wholly owned by Michael K McKenzie.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On August 5, 2010, we sold 70,000,000 shares of our Class A Common Stock and 10,000,000 shares of our Class B Common Stock to Kenneth Goggans in exchange for (i) approximately $20,000, (ii) the contribution of our existing property, and (iii) Mr. Goggans' agreement to provide future financial support in such amounts as may be necessary to support our operations until we reach cash flow positive status, subject to a cap of $500,000. We valued the property contributed by Mr. Goggans in connection with this sale at $399,028, based on Mr. Goggans' historical cost basis in the property. We expect the well to being production in December 2010.

On August 5, 2010, we sold 10,000,000 shares of our Class A Common Stock to Manek Energy, Inc., a company wholly owned and controlled by Kenneth Goggans, in exchange for approximately $133,333 of indebtedness owed by us to Manek Energy in connection with operational services delivered to us from the date of our incorporation through August 5, 2010.

From the date of our formation on June 16, 2010 through the present, we outsourced all operational activities to Manek Energy, which billed us for these services as its cost pursuant to an agreement between the companies. Through August 5, 2010, we incurred approximately $133,333 of expenses in connection with this arrangement. We do not expect to incur significant additional expenses under this agreement in the future.

We sublease our office space in Sulphur Springs, Texas, and Fort Worth, Texas, from Manek Energy, which is wholly owned by Mr. Goggans. (See Question No. 3(g) for information about the terms of these subleases.)

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

We currently have no debt and none of our Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed for any other Company obligations. We sublease our office space in Sulphur Springs, Texas, and Fort Worth, Texas, from Manek Energy, Inc, a company owned by Kenneth Goggans, our founder and Chief Executive Officer.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

The Company was founded in June 2010 and has had no prior fiscal year.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Set forth below is the annualized remuneration we expect to pay our Officers, Directors and key personnel for the current fiscal year, after which future compensation decisions will be made by our Board of Directors. In addition to the below, we intend to adopt a stock-based long term incentive plan in the near future. However, no specifics relating to such plan have been determined. We do not have a Chief Operating Officer and so no such officer is listed below.

		Cash	**Other**
Chief Executive Officer:	Kenneth Goggans	$0 (1)	(1)
Acting Chief Financial Officer:	Shannon Cornelison-Brown	$100,000(2)	(2)
Key Personnel:	Scott Richie	$180,000(3)	(3)
	Scott Royal	$175,000(4)	(4)
	Brent Johnson	$165,000(5)	(5)
	Roy Yates	$163,000(6)	(6)
	Robert Daws	$145,000(7)	(7)
	Gary McBride	$100,000(8)	(8)
	Hubert C. Vaughn	$80,000 (9)	(9)
Total:		$1,180,000	
Directors as a group (number of persons: 1)		$0	

1. Mr. Goggans has elected not to draw any cash compensation from us in fiscal 2010.
2. Mrs. Cornelison-Brown's compensation will include a base salary of $100,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of her base salary. We also will provide Mrs. Cornelison-Brown with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by her each year. Mrs. Cornelison-Brown is provided a laptop computer and cell phone in connection with the performance of her duties.
3. Mr. Richie's compensation will include a base salary of $180,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Ritchie with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Ritchie is provided a laptop computer and cell phone in connection with the performance of his duties. While Mr. Ritchie has accepted our offer of employment, he has not joined us yet and we cannot assure he will do so.
4. Mr. Royal's compensation will include a base salary of $175,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Royal with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Royal is provided a laptop computer and cell phone in connection with the performance of his duties.
5. Mr. Johnson's compensation will include a base salary of $165,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Johnson with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Johnson is provided a laptop computer and cell phone in connection with the performance of his duties. Mr. Yates' compensation will include a base salary of $163,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 35% of his base salary. We also will provide Mr. Yates with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Yates is provided a laptop computer and cell phone in connection with the performance of his duties.
6. Mr. Daws' compensation will include a base salary of $145,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. Daws with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Daws is provided a laptop computer and cell phone in connection with the performance of his duties.
7. Mr. McBride's compensation will include a base salary of $100,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. McBride with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. McBride is provided a laptop computer and cell phone in connection with the performance of his duties.
8. Mr. Vaughn's compensation will include a base salary of $80,000, a Holiday bonus, payable in December each year, equal to one week of pay, and an annual discretionary bonus, payable in January each year, of up to 30% of his base salary. We also will provide Mr. Vaughn with matching 401(k) contributions equal to 100% of the first 3% contributed and 50% of the next 2% contributed by him each year. Mr. Vaughn is provided a laptop computer and cell phone in connection with the performance of his duties.

(c) If any employment agreements exist or are contemplated, describe:

We have no employment agreements and currently none are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

We have no presently outstanding stock purchase agreements, stock options, warrants or rights.

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

We currently are not a party to any stock purchase agreements, stock options, warrants or rights. We anticipate implementing a stock-based incentive plan in the future, but no specifics regarding any such plan have been determined.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

We have no existing stock purchase or option plans, so this question is not applicable to us.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Future stock purchase agreements, stock options, warrants, or rights will not require stockholder approval. Subject to the requirements of the Delaware General Corporation Law, our Board of Directors (without any further action by stockholders) will be responsible for approving stock purchase agreements, stock options, warrants, or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.

We are highly dependent on the services of our founder and Chief Executive Officer, Kenneth Goggans. Due to Mr. Goggans' position with and ownership stake in the Company, we have not considered it necessary to make any arrangements with Mr. Goggans to assure that he will remain with us.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

We were founded in June 2010 and neither us, nor any of our Officers, Directors or other key personnel has had any past, pending or threatened litigation or administrative action that has had or may have a material effect on our business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address, and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

We are not an S corporation, and we do not anticipate that significant tax benefits will be available to investors in this offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits to the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, and breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

We know of no material factors, either adverse or favorable, that will or could affect us or our business that have not been previously discussed in this Offering Circular or that are necessary to prevent this Offering Circular from being misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

[The financial statements begin on the following page.]


RICHLAND
RESOURCES TM

September 13, 2010

Management has prepared the attached financial statements for Richland Resources Corporation (the "Company") as of and for the period from inception (June 16, 2010) through August 6, 2010 in accordance with generally accepted accounting principles. The Company is a development stage company and has not generated any revenue. Interim financial statements include all adjustments necessary for fair presentation of the financial statements at interim dates. All normal and recurring adjustments have been included in the financial statements for the period ended August 6, 2010.

These financial statements have been internally prepared and, accordingly, have not been audited, reviewed or compiled.

Shannon Cornelison-Brown
Acting Chief Financial Officer

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Unaudited Consolidated Balance Sheet
August 6, 2010

ASSETS		
Cash	$	20,000
Total Current Assets		20,000
Interest in Oil and Gas Properties		399,028
Total Assets	$	419,028
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$	-
Non-current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Preferred Stock, par value $0.01, 100,000,000 shares authorized, 0 shares issued and outstanding.		-
Class A Common Stock, par value $0.0001, 100,000,000 shares authorized, 80,000,100 shares issued and outstanding.		8,000
Class B Common Stock, par value $0.01, 400,000,000 shares authorized, 10,000,000 shares issued and outstanding.		100,000
Additional Paid-in Capital		444,361
Accumulated loss		(133,333)
		419,028
Total Liabilities and Stockholders' Equity	$	419,028

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Unaudited Consolidated Statement of Operations
For the Period From Inception (June 16, 2010) to August 6, 2010

Revenue	$	-
Expenses		
Legal and professional		14,530
Rent or lease		2,500
Office expenses		561
Telephone		509
Utilities		849
Marketing and advertising		8,400
Repairs and maintenance		1,321
Contract labor		7,200
Payroll expenses		90,351
Payroll taxes		7,113
		133,333
Net Profit (Loss)	$	(133,333)

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Unaudited Consolidated Statement of Cash Flows
For the Period From Inception (June 16, 2010) to August 6, 2010

Cash flows from operations		
Accumulated loss	$	(133,333)
Adjustments to reconcile accumulated loss with to cash flows from operations		
Class A shares issued for goods and services		133,333
Net cash flows from operating activities		-
Cash flows from financing activities		
Class A and B shares issued for cash		20,000
Net increase in cash flows from financing activities		20,000
Changes in cash		20,000
Cash at beginning of period		-
Cash at end of period	$	20,000
Supplemental Disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	-
Non-cash investing and financing activities		
Oil and gas properties contributed for shares issued	$	399,028

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Unaudited Consolidated Statement of Changes in Stockholders Equity
For the Period From Inception (June 16, 2010) to August 6, 2010

	Preferred Stock	Class A Shares	Class A Par Value	Class B Shares	Class B Par Value	Additional Paid In Capital	Retained Earnings	Total
Founder's shares issued	$ -	100	$ -	-	$ -	$ -	$ -	$ -
Founder's capitalization (Cash and oil and gas properties)	-	70,000,000	7,000	10,000,000	100,000	312,028	-	419,028
Issued to Manek Energy, Inc. for goods and services received	-	10,000,000	1,000	-	-	132,333	-	133,333
Accumulated loss	-	-	-	-	-	-	(133,333)	(133,333)
	$ -	80,000,100	$ 8,000	10,000,000	$ 100,000	$ 444,361	$ (133,333)	$ 419,028

See accompanying notes to these financial statements.

RICHLAND RESOURCES CORPORATION
(A Development Stage Company)
Notes to Financial Statements
August 6, 2010

Note 1 – Organization

Richland Resources Corporation (the "Company") was incorporated June 16, 2010 in the state of Delaware. The Company is an independent oil and gas exploration and production company focused on building a diversified portfolio of oil and gas reserves and production revenue through the acquisition and development of oil and gas assets.

The Company's founder has contributed cash totaling $20,000 and an oil and gas limited partner interest with a cost basis of $399,028 to capitalize the Company in exchange for 70,000,000 Class A common shares and 10,000,000 Class B common shares. Additionally, the founder was issued 100 Class A common shares at inception of the Company. The founder has committed to fund the operations of the Company until it reaches cash flow positive or up to $500,000.

Manek Energy, Inc. is an affiliate of the Company through common ownership of the founder. Manek Energy, Inc. has been issued 10,000,000 Class B common shares for its contribution of goods and service provided totaling $133,333 during the period from inception through August 6, 2010.

The Company's Class A common shares have equivalent rights to its Class B common shares, except that Class A common shares are entitled to 10 votes per share on matters submitted to stockholders for approval, whereas Class B common shares are entitle to only one vote on such matters. Additionally, Class A common shares are convertible into Class B common shares on a one for one basis at the election of the holder. The Company's Certificate of Incorporation authorizes the issuance of up to 100,000,000 Preferred shares having such rights and preferences as are determined by the Company's Board of Directors at the time of issuance. No Preferred shares are outstanding currently.

Note 2 – Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Interim Financial Statements

Interim financial statements include all adjustments necessary for fair presentation of the financial statements at interim dates. All normal and recurring adjustments have been included in the financial statements for the period ended August 6, 2010.

Basis of Accounting and Revenue Recognition

The financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues and their related costs are recognized when petroleum products are delivered to the customer in accordance with the underlying sales contract.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term securities with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at August 6, 2010.

Property and Equipment

The Company holds a limited partner interest in an oil and gas property. The Company uses the Full Cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized.

Major renewals and improvements are capitalized while the costs of repairs and maintenance are charged to expense as incurred. The costs of assets retired or disposed and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in operations.

The Company provides depreciation, depletion and amortization of their investment in producing oil and natural gas properties on the units-of-production method based on internal reserve estimates of recoverable oil and natural gas reserves from the properties. Depreciation expense for other property and equipment is calculated on a straight-line method over estimated useful lives of three to seven years.

The Company reviews its long-lived assets, including its oil and gas properties, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company determines whether impairment has occurred by estimating the undiscounted expected future net cash flows of its oil and gas properties and compares such cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. The Company assesses impairment of non-producing leasehold costs and undeveloped mineral and royalty interests periodically on a property-by-property basis. The Company charges any impairment in value to expense in the period incurred. There was no impairment loss recognized for the period ended August 6, 2010.

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to the authoritative guidance on *Accounting for Income Taxes*. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement and carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not.

Management evaluates the deferred tax asset to determine if an allowance against the deferred tax asset is required. This determination and future estimates could be impacted by changes in future taxable income, the results of tax strategies or changes in tax laws.

The Company follows the authoritative guidance that prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. This authoritative guidance requires that a company recognize in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of August 6, 2010, the Company had no uncertain tax positions.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting these financial statements include estimates for qualities of proved oil and gas reserves and related amortization expense, asset retirement obligations and others, and are subject to change.

Asset Retirement Obligations

Based on the nature of our property ownership, we have no material obligation required to be recorded.

Contingencies

Provisions for settlements are accrued when payment is considered probable and the amount of loss is reasonably estimable in accordance with the authoritative guidance on *Accounting for Contingencies*. If the best estimate of cost can only be identified within a range and no specific amount within that range can be determined more likely than any other amount within the range, and the loss is considered probable, the minimum of the range is accrued. Legal and related professional services costs to defend litigation of this nature are expensed as incurred.

Note 3 –Property and Equipment

As of August 6, 2010, the Company has capitalized $399,028 in cost associated with its limited partner oil and gas interest. As the well is currently non-producing, no depletion or depreciation expense has been recorded.

Note 4. Income Taxes

The Company has no significant deferred tax assets or liabilities. Net operating losses as of August 6, 2010 have been fully reserved.

Note 10 – Subsequent Events

Management has reviewed activity from August 6, 2010 through September 10, 2010 which is considered to be the date though which these financial statements are available to be issued for events requiring recognition or disclosure.

[Management's Discussion and Analysis of Certain Relevant Factors begins on the following page.]

47. **If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.**

We commenced operations in June 2010, and, while we have incurred expenses in connection with the development of our business, we have not generated any revenues to date. As a result we have suffered losses through August 5, 2010 of approximately $133,333. We expect the well located on our existing property to begin producing in December 2010, although we do not anticipate that the revenue from this production will be adequate to fully cover our expenses. In the second half of 2010, we expect to purchase a property with sufficient existing production and we anticipate that this production will cover the balance of our operating expenses. Any delay in completing such a purchase could severely hurt our liquidity, requiring us to raise additional capital or cease operations. (See response to Question No.4)

48. **Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.**

We commenced operations in June 2010 and do not have any meaningful historical operating results. (See Question No. 3(c) for a discussion of industry economics and trends and Questions Nos. 3 and 4 for a general discussion of actions contemplated over the next 12 months that we believe will significantly impact our results of operations.)

49. **If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:**

We began operations in June 2010 and have had no sales in any prior periods, so this question is not applicable to us.

What is the anticipated gross margin for the next year of operations:

We have had no operational history and currently are unable to provide reliable estimates of our future gross margins.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Based solely on our general knowledge of industry competitors, we believe typical gross margins in the industry are between 36-40%. Many factors could prevent us from reaching such gross margins. (See Question No. 2 and Question No. 3(c))

50. **Foreign sales as a percent of total sales for last fiscal year:** 0%.
Domestic government sales as a percent of total domestic sales for last fiscal year: 0%.
Explain the nature of these sales, including any anticipated changes:

We were formed in June 2010 and have had no operations in any prior fiscal years. We do not anticipate having any domestic government sales in the future, but our long term business plan does contemplate initiating international operations in the future. However, no specifics relating to any such international operations have been determined to date.

[End]

PART III – EXHIBITS

Item 1. Index to Exhibits

2.1 Amended and Restated Certificate of Incorporation of Richland Resources Corporation

2.2 Bylaws of Richland Resources Corporation

4.1 Form of Subscription Agreement

6.1 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Sulphur Springs, Texas

6.2 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Fort Worth, Texas

6.3 Conveyance and Transfer Agreement relating to limited partnership interest in property in Wood County, Texas

6.4 Limited Partnership Agreement relating to limited partnership interest in property in Wood County, Texas

6.5 Stock Purchase and Limited Financial Support Agreement between Richland Resources Corporation and Kenneth Goggans

6.6 Operational Support Agreement between Manek Energy, Inc. and Richland Resources Corporation

10.1 Consent to use reserve report

11 Opinion of Shackelford, Melton & McKinley, LLP

Item 2. Description of Exhibits

2.1* Amended and Restated Certificate of Incorporation of Richland Resources Corporation

2.2 Bylaws of Richland Resources Corporation

4.1 Form of Subscription Agreement

6.1 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Sulphur Springs, Texas

6.2 Sublease Agreement between Manek Energy, Inc. and Richland Resources Corporation relating to office space in Fort Worth, Texas

6.3 Conveyance and Transfer Agreement relating to limited partnership interest in property in Wood County, Texas

6.4 Partnership Agreement relating to limited partnership interest in property in Wood County, Texas

6.5 Stock Purchase and Limited Financial Support Agreement between Richland Resources Corporation and Kenneth Goggans

6.6 Operational Support Agreement between Manek Energy, Inc. and Richland Resources Corporation

10.1 Consent to use reserve report

11 Opinion of Shackelford, Melton & McKinley, LLP

---

* filed herewith

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sulphur Springs, State of Texas, on September 13, 2010.

Richland Resources Corporation



By: ____

Kenneth Goggans, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated:



Kenneth Goggans, Chief Executive Officer — Dated: September 13, 2010



Shannon Cornelison-Brown, Acting Chief Financial Officer — Dated: September 13, 2010

Exhibit 2.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
RICHLAND RESOURCES CORP.
(to be known after filing as Richland Resources Corporation)

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify in accordance with §245 of the General Corporation Law of Delaware:

a. That the original name of the corporation was Richland Resources Corp., and the original Certificate of Incorporation of Richland Resources Corp., was filed June 16, 2010; and

b. That resolutions were duly adopted by the Board of Directors and the stockholders of Richland Resources Corp., setting forth and declaring the advisability of the following Amended and Restated Certificate of Incorporation of the corporation:

1. Name. The name of the corporation is Richland Resources Corporation (the "Corporation").

2. Registered Agent and Registered Office. The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("DGCL").

4. Capital Stock.

(a) Authorized Capital Stock. The total number of shares of capital stock that the Corporation is authorized to issue is Six Hundred Million (600,000,000) shares, consisting of One Hundred Million (100,000,000) shares of Preferred Stock, having a par value of $0.01 per share ("Preferred Stock"), One Hundred Million (100,000,000) shares of Class A Common Stock, having a par value $0.0001 per share ("Class A Common Stock"), and Four Hundred Million (400,000,000) shares of Class B Common Stock, having a par value $0.01 per share ("Class B Common Stock").

(b) Preferred Stock. The Board of Directors of the Corporation is hereby expressly authorized, by resolution or resolutions thereof, to provide out of the unissued shares of Preferred Stock for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the shares of such series. The designations, powers, preferences and relative,

participating, optional and other special rights of each series of Preferred Stock, if any, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series so created, subsequent to the issue of that series but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(c) Class A Common Stock.

(i) Voting Rights. Except as otherwise required by law or in the Bylaws of the Corporation, the holders of Class A Common Stock shall have voting rights in any and all matters presented to the stockholders of common stock of the Corporation on the basis of ten (10) votes for each share of Class A Common Stock issued and outstanding.

(ii) Conversion of Class A Common Stock.

(A) The holder of Class A Common Stock shall have the right, exercisable at the option of any such holder at any time, and from time to time, to convert any or all of such holder's shares of Class A Common Stock into fully paid and nonassessable shares of Class B Common Stock on a share-for-share basis.

(B) Before any holder of Class A Common Stock shall be entitled to convert the same into shares of Class B Common Stock, such holder shall (i) give written notice to the Corporation, at the office of the Corporation or its transfer agent, that such holder elects to convert the same and shall state therein the number of shares of Series A Common Stock being converted and the names (with address) in which the certificates or certificates for shares of Class B Common Stock issuable upon such conversion shall be registered and (ii) present and surrender the certificate or certificates therefor, duly endorsed. Thereupon, the Corporation shall promptly issue and deliver to such holder of Class A Common Stock a certificate or certificates for the number of shares of Class B Common Stock to which such holder shall be entitled. The conversion shall be deemed to have been made, and the resulting shares of Class B Common Stock shall be deemed to have been issued, immediately prior to the close of business on the date of such notice and surrender of the shares of Class A Common Stock.

(C) The issuance of certificates for shares of Class B Common Stock issuable upon the conversion of shares of Class A Common Stock by the registered holder thereof shall be made without charge to the converting holder for any tax imposed on the Corporation in respect of the issue thereof.

(D) Shares of the Class A Common Stock converted into Class B Common Stock shall be retired and shall resume the status of authorized, but unissued, shares of Class A Common Stock.

(E) Such number of shares of Class B Common Stock as may from time to time be required for conversion pursuant hereto shall be reserved for issuance upon conversion of outstanding shares of Class A Common Stock into shares of Class B Common Stock upon exercise of options.

(iii) Dividends. Subject to the rights, preferences, privileges, restrictions and other matters pertaining to the Preferred Stock that may, at that time be outstanding, the holders of Class A Common Stock shall be entitled to receive when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. If and when dividends on the Class A Common Stock or Class B Common Stock are declared payable from time to time by the Board of Directors, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per-share basis, in such dividends.

(iv) Liquidation; Dissolution. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, the holders of shares of Class A Common Stock shall be entitled to receive, pro rata with the holders of Class B Common Stock, the assets and funds of the Corporation available for distribution after payments of the debts and other liabilities of the Corporation and the preferential amounts to which the holders of Preferred Stock may be entitled (if any), in proportion to the number of shares held by them, respectively, without regard to class.

(d) Class B Common Stock.

(i) Voting Rights. Except as otherwise required by law or in the Bylaws of the Corporation, the holders of Class B Common Stock shall have voting rights in any and all matters presented to the stockholders of common stock of the Corporation on the basis of one (1) vote for each share of Class B Common Stock issued and outstanding.

(ii) Dividends. Subject to the rights, preferences, privileges, restrictions and other matters pertaining to the Preferred Stock that may, at that time be outstanding, the holders of Class B Common Stock shall be entitled to receive when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. If and when dividends on the Class A Common Stock or Class B Common Stock are declared payable from time to time by the Board of Directors, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per-share basis, in such dividends.

(ii) Liquidation; Dissolution. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, the holders of shares of Class B Common Stock shall be entitled to receive, pro rata with the holders of Class A Common Stock, the assets and funds of the Corporation available for distribution after payments of the debts and other liabilities of the Corporation and the preferential amounts to which the

holders of Preferred Stock may be entitled (if any), in proportion to the number of shares held by them, respectively, without regard to class.

(e) Reclassification of Existing Shares. Upon filing this Amended and Restated Certificate of Incorporation, and without any further action on the part of the Corporation or its stockholders, each then outstanding share of stock of the Corporation shall be reclassified and converted into one fully-paid and nonassessable share of Class A Common Stock and, to reflect such reclassification and conversion, each certificate representing shares of stock of the Corporation theretofore issued and outstanding shall thereafter represent an equivalent number of shares of Class A Common Stock, and the holder of record of each pre-existing share certificate shall be entitled to surrender their stock certificate to the Secretary fo the Corporation and receive in return a new certificate representing an equivalent number of shares of Class A Common Stock.

5. Indemnification; Limitation of Liability. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, no Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages, for any act or omission in the Director's capacity as a Director or for any breach of fiduciary duty by such Director. No amendment or repeal of this Paragraph 5 shall apply to, or have any effect upon, the liability or alleged liability of any Director of the Corporation for, or with respect to, any acts or omissions of such Director occurring prior to such amendment or repeal. The Corporation shall indemnify its Directors to the fullest extent permitted by the DGCL, as the same now exists or as may hereafter be amended, and other applicable law.

6. Bylaws. The power to alter, amend or repeal the corporation's Bylaws, or to adopt new Bylaws, shall be vested in the corporation's Board of Directors, except as otherwise may be specifically provided by law or in the Bylaws.

[Signature Page Follows]

IN WITNESS HEREOF, the undersigned, being the Chief Executive Officer of Richland Capital Corporation, has executed, signed and acknowledged this Amended and Restated Certificate of Incorporation on this 3rd day of August, 2010.

RICHLAND CAPITAL CORPORATION,
a Delaware corporation

By: /s/ Kenneth Goggans
Ken Goggans, Chief Executive Officer